Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 O: 650.493.9300 F: 650.493.9301

REZWAN D. PAVRI

Internet: rpavri@wsgr.com

Direct dial: (650) 565-3574

January 27, 2021

BY EDGAR

Matthew Crispino, Esq., Staff Attorney

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Pluralsight, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed January 7, 2021

File No. 001-38498

Dear Mr. Crispino:

This letter is sent on behalf of Pluralsight, Inc. (“Pluralsight”) in response to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were communicated in the Staff’s letter dated January 26, 2021 (the “Comment Letter”) regarding the preliminary proxy statement on Schedule 14A filed with the Commission on January 7, 2021 (the “Proxy Statement”). This letter provides Pluralsight’s responses to the Comment Letter. Enclosed with this letter are excerpts of a revised version of the Proxy Statement (the “Revised Preliminary Proxy Statement”), which reflects revisions made to the Proxy Statement in response to the comments of the Staff in the Comment Letter.

For ease of review, we have reproduced the Staff’s comments in bold, italicized type below. Each comment is followed by Pluralsight’s response. Capitalized terms used in this letter that are not otherwise defined have the meanings assigned to them in the above-referenced filing.

Preliminary Proxy Statement on Schedule 14A

Background of the Mergers, page 39

1.	Please disclose the name of the TRA representative.

In response to the Staff’s comment, Pluralsight has revised the disclosure set forth on pages 9 and 85 of the Revised Preliminary Proxy Statement.

AUSTIN            BEIJING             BOSTON            BRUSSELS            HONG KONG            LONDON            LOS ANGELES            NEW YORK            PALO ALTO

SAN DIEGO                SAN FRANCISCO                SEATTLE                SHANGHAI                 WASHINGTON, DC                WILMINGTON, DE

Matthew Crispino, Esq.

January 27, 2021

2.

We note your response to prior comment 2. Please clarify in the disclosure why on November 11, Qatalyst informed Vista, but not Parties A and B, of the company’s intention to amend the TRA to reduce the amount of Pluralsight’s change of control obligation.

In response to the Staff’s comment, Pluralsight has revised the disclosure set forth on page 47 of the Revised Preliminary Proxy Statement.

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If you have any additional questions or require any additional information, please do not hesitate to contact me at the number or email address appearing on the first page of this letter.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri

Rezwan D. Pavri

Enclosure

cc:	Pluralsight, Inc.

Matthew Forkner

Kirkland & Ellis LLP

Daniel E. Wolf, P.C.

David M. Klein, P.C.

Stuart E. Casillas, P.C.

Nathan J. Davis

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Martin Korman

Douglas Schnell